Exhibit 1.3

DECREE TO ESTABLISH THE STRUCTURE, OPERATION AND CONTROL OF THE SUBSIDIARY ENTITIES OF PETRÓLEOS MEXICANOS.

On the margin, a seal with the National Emblem that states: United Mexican States- Presidency of the Republic.

FELIPE DE JESÚS CALDERÓN HINOJOSA, President of the United Mexican States, exercising the authority granted to me under Article 89, Section I, of the Constitución Política de los Estados Unidos Mexicanos (Political Constitution of the United Mexican States), and pursuant to Article 25, paragraph four, and Article 28, paragraph five, of the aforementioned Constitution; Article 4, paragraph one, of the Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo (Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs); Article 1, last paragraph, Article 2, Article 3, paragraph two, and the Third Transitory Provision, paragraph one, of the Ley de Petróleos Mexicanos (Petróleos Mexicanos Law); Article 3, paragraph four of the Ley Federal de las Entidades Paraestatales (Federal Law of Decentralized Public Entities); and Articles 31, 33, 37 and 45 of the Ley Orgánica de la Administración Pública Federal (Federal Public Administration Organic Law); and

PREAMBLE

Whereas the Political Constitution of the United Mexican States grants the Government exclusive authority to exercise all activities in the strategic areas of petroleum and all other hydrocarbons, as well as basic petrochemicals;

Whereas on November 28, 2008 a decree enacting the Petróleos Mexicanos Law was published in the Diario Oficial de la Federación (Official Gazette of the Federation) that adds to Article 3 of the Law of Decentralized Public Entities; Article 1 of the Ley de Obras Públicas y Servicios Relacionados con las Mismas (Law of Public Works and Related Services); and adds a third paragraph to Article 1 of the Ley de Adquisiciones, Arrendamientos y Servicios del Sector Público (Law of Acquisitions, Leasing and Services of the Public Sector);

Whereas the duties and other activities that the Government exercises exclusive authority over in the strategic areas of petroleum and all other hydrocarbons, as well as basic petrochemicals, the manufacturing of petrochemical products other than basic petrochemicals, as well as their transportation, storage, distribution and marketing, correspond to Petróleos Mexicanos, through its subsidiary entities which are Pemex-Exploración y Producción, Pemex-Refinación, Pemex-Gas y Petroquímica Básica, and Pemex-Petroquímica;

Whereas the Third Transitory Provision of the Petróleos Mexicanos Law establishes that the Federal Executive shall issue decrees for the reorganization of the existing subsidiary entities of Petróleos Mexicanos, based on a proposal submitted to such effect by the Board of Directors of the aforementioned decentralized entity;

Whereas the Board of Directors of Petróleos Mexicanos, through its Director General, has submitted for consideration of the Federal Executive a proposal to maintain the current structure of Petróleos Mexicanos based on the four subsidiary entities mentioned above;

Whereas the decision of the above-mentioned governing body corresponds to Petróleos Mexicanos’s framework of autonomy to decide its internal organization, in order to respond in the most appropriate manner to the duties entrusted to it;

Whereas the reorganization of the subsidiary entities of Petróleos Mexicanos is based on an institutional model with certain characteristics, among them, Petróleos Mexicanos’ continuing authority to direct the central planning and strategic management of the subsidiary entities as set forth in the Petróleos Mexicanos Law, and its commitment to provide general corporate services of an administrative and technical nature, as required by the subsidiary entities;

Whereas within the aforementioned institutional model the subsidiary entities shall continue to undertake all activities related to technical and industrial operations, in accordance with their purpose, that is, those activities that are strictly productive and commercial in nature;

Whereas the aforementioned institutional model distinguishes the assignment of authority and duties related to central planning and strategic management, as well as the specialized and general administrative services provided by Petróleos Mexicanos, from the core productive activities undertaken by the subsidiary entities, which enables these entities to focus their resources, efforts and time on undertaking and specializing in the activities and productive and marketing processes that generate economic value;

Whereas in accordance with the foregoing, the subsidiary entities shall not diverge from their efforts by undertaking other types of duties that, under this institutional, administrative and corporate model, shall be performed by Petróleos Mexicanos;

Whereas the organization continues to subdivide the duties corresponding to each subsidiary entity in accordance with the rationale of distributing core activities of productive character as referred to in the Petróleos Mexicanos Law; and

Whereas in this respect, the activities relating to petrochemical products, distinct from basic petrochemicals, must be undertaken by the subsidiary entities, and such products shall continue to be manufactured by the subsidiary entity Pemex-Petroquímica, notwithstanding undertakings by the private sector, pursuant to the Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs, I have issued the following:

DECREE

Chapter I

General Provisions

ARTICLE ONE. The purpose of this Decree is to establish the structure, operation and control of Pemex-Exploración y Producción, Pemex-Refinación, Pemex-Gas y Petroquímica Básica and Pemex-Petroquímica.

The aforementioned parastatal entities are decentralized public entities with the mandate of production of a technical, industrial and commercial character, with their own legal personality and capacity to own their property, subsidiary to Petróleos Mexicanos, and grouped within the sector coordinated by the Ministry of Energy.

ARTICLE TWO. The subsidiary entities of Petróleos Mexicanos have, respectively, the following objectives:

I.	Pemex-Exploración y Producción: exploration and production of petroleum and natural gas; its transportation, storage in terminals and marketing;

II.	Pemex-Refinación: industrial refining processes; manufacture of petroleum products and petroleum derivatives that may be used as basic industrial raw materials; storage, transportation, distribution and marketing of the aforementioned products and derivatives;

III.	Pemex-Gas y Petroquímica Básica: processing of natural gas, natural gas liquids and artificial gas; storage, transportation, distribution and marketing of these hydrocarbons, as well as derivatives that may be used as basic industrial raw materials; and

IV.	Pemex-Petroquímica: industrial petrochemical processes for products that are not a part of the basic petrochemical industry, as well as their storage, transportation, distribution and marketing.

The activities, operations or services required by the subsidiary entities for carrying out their respective objectives may be undertaken by companies owned by Petróleos Mexicanos, the subsidiaries themselves, or both. Likewise, with respect to any activities not reserved exclusively for the state, the subsidiary entities may enter into alliances or partnerships with third parties.

ARTICLE THREE. The subsidiary entities referred to in this Decree will be subject to, primarily, the terms established in the Petróleos Mexicanos Law, its Regulations and this Decree. The Federal Law of Decentralized Public Entities and other regulations shall apply only insofar as they are not opposed to, or refer to what is not covered by, the aforementioned regulations.

ARTICLE FOUR. The legal domicile of the subsidiary entities is Mexico City, notwithstanding that they may agree to conventional domiciles elsewhere in the Mexican territory, as well as abroad, for the performance of their activities.

ARTICLE FIVE. The subsidiary entities shall have the authority to undertake all operations directly or indirectly related to their respective objectives, and can enter into various acts and agreements with individuals or legal entities, as well as execute credit instruments.

At all times, the Mexican Government shall maintain exclusive property rights and control over hydrocarbons, subject to applicable regulations.

ARTICLE SIX. The assets of the subsidiary entities consist of:

I.	The goods, rights and obligations acquired by them, or those which have been assigned or adjudicated to them;

II.	The goods, rights and obligations acquired under any legal title;

III.	Resources that, as applicable, are assigned to them in the Federal Expenditure Budget for the corresponding fiscal year;

IV.	Donations, in cash or in kind, from any individual or legal entity, whether public or private, domestic or foreign; and

V.	All other income, goods, rights and obligations that they may receive or acquire, or that may be transferred, assigned or awarded to them by any legal title, as well as the returns that they obtain from their operations.

The subsidiary entities shall manage their assets pursuant to their budget and approved programs, in accordance with applicable regulations.

Chapter II

Organization and Function

ARTICLE SEVEN. The subsidiary entities will operate in accordance with the resolutions of the Board of Directors of Petróleos Mexicanos.

The organizational and operational structure intended for the effective undertaking of the objective and activities of the subsidiary entities shall work to optimize human, financial and material resources; streamline processes; avoid redundancy; be efficient and transparent, as well adopt the best corporate practices.

ARTICLE EIGHT. Each of the subsidiary entities shall be managed and administered by a Board of Directors and a Director General.

In the performance of their duties, the board of directors and the director general of each of the respective subsidiary entities shall, within the scope of their respective authority, aim at all times to create economic value for the benefit of the Mexican society, and act in accordance with the central planning of the Board of Directors of Petróleos Mexicanos.

ARTICLE NINE. The Board of Directors of each subsidiary entity shall include:

I.	The Director General of Petróleos Mexicanos, who shall preside over the board;

II.	Directors representing the state and appointed by the Federal Executive; and

III.	At least two professional directors appointed by the Federal Executive, who shall represent the state, for a six-year period and may be reappointed for one additional term of the same duration.

The proprietary members of the board of directors shall appoint their respective alternates, except in the case of professional directors who may not have alternates. Alternate members shall be subject to the same provisions as proprietary members.

The directors general of the subsidiary entities of Petróleos Mexicanos, or the public officials appointed to represent them in the case of absence, shall attend the meetings of the corresponding board of directors and be able to speak but not vote.

ARTICLE TEN. The definitive absence of a professional director shall be filled by a substitute Director appointed by the Federal Executive, who will conclude the corresponding term, and may be reappointed for one additional six-year term.

The removal of professional directors of the subsidiary entities will be determined by the Board of Directors of the subsidiary entity concerned, following, as applicable, proceedings required under the Reglamento de la Ley de Petróleos Mexicanos (Regulations to the Law of Petróleos Mexicanos).

The professional directors of a given subsidiary entity may also serve as professional directors of one or more of the other subsidiary entities without requiring a corresponding compatibility assessment.

ARTICLE ELEVEN. A valid meeting of the Board of Directors of each subsidiary entity requires the presence of a simple majority of its members, among which shall be at least one professional director.

The aforementioned governing bodies shall deliberate in a collegial manner and decide matters by way of a majority vote of the members present at the meeting. Directors that make a negative decision may provide an explanation of the basis and reasoning of their vote.

In the case of a tie, the Chairman of the corresponding Board of Directors shall have the deciding vote.

The directors shall declare their vote within their respective meetings on the matters that should be resolved by the boards of directors, which shall be in the affirmative or negative.

ARTICLE TWELVE. The Board of Directors of each subsidiary entity shall conduct quarterly ordinary meetings in accordance with the agreed-upon calendar, and with prior notice from the Secretary of the Board. They may also meet in an extraordinary manner, as necessary.

The annual scheduling of the matters within the authority of such governing bodies shall be consistent with the calendar of the Board of Directors of Petróleos Mexicanos.

The boards of directors of the subsidiary entities shall hold meetings in the legal domicile of the corresponding entity, or any other, following the opinion of its President. In conducting these meetings, any means of telecommunication or teleconference may be used.

The notice for ordinary meetings shall be provided at least seven business days in advance. In the event of extraordinary meetings, two business days’ notice shall suffice.

The Board of Directors of each corresponding subsidiary entity shall appoint a Secretary of the Board, at the proposal of its President, as well as an Assistant Secretary of such body, at the proposal of the Director General of that subsidiary entity, from among the public officials of Petróleos Mexicanos.

ARTICLE THIRTEEN. The Board of Directors of each subsidiary entity shall have the following duties that are not subject to delegation:

I.	Define the guidelines, priorities and policies relating to production, productivity, marketing of products and services, research, technological development and general administration necessary for carrying out the purpose of the subsidiary entity, consistent with the energy sector program, the Business Plan of Petróleos Mexicanos and the subsidiary entities, and the general policies of Petróleos Mexicanos.

II.	Oversee the performance of the corresponding subsidiary entity;

III.	Approve a proposed initial draft of the income and expenditure budget, which shall be submitted for the approval of the Board of Directors of Petróleos Mexicanos;

IV.	Approve a proposed operational and financial annual work program for the subsidiary entity, which shall be presented to the Director General of Petróleos Mexicanos, for its incorporation with the proposals of the other entities and its presentation to the Board of Directors of Petróleos Mexicanos.

V.	Set and adjust the prices and tariffs of the goods produced or marketed by the subsidiary entity, and its discounts, as well as the services it provides, or the rules to such effect, with the exception of those that are determined otherwise by law or by resolution of the Federal Executive;

VI.	Approve annually, with a prior report from the commissioners and the opinion of the external auditors, the financial statements of the entity, for Petróleos Mexicanos’ consolidation and publication;

VII.	Approve, with the prior opinion of the relevant committee, the programs, investment projects, as well as the technical, economic, environmental and social terms and conditions, essential to contracts, in the context and amounts set forth by the resolutions issued by the Board of Directors of Petróleos Mexicanos;

VIII.	Analyze and, when applicable, approve the report of the Director General of the subsidiary entity, referred to in Article 86, paragraph two, of the Regulations to the Law of Petróleos Mexicanos;

IX.	Appoint and remove, at the request of the Director General of the corresponding subsidiary entity, and with the prior opinion of the Director General of Petróleos Mexicanos, public officials holding offices in the two administrative levels below them, as well as grant them licenses;

X.	Authorize the creation of support committees;

XI.	Approve the Organic Statute and its modifications, at the request of the Director General of the subsidiary entity, which shall include the structure, bases of organization and functions that correspond to the different units within the entity;

XII.	Approve the rules and guidelines for the cancelling of debts owed by third parties to the entity when the economic unfeasibility or practical impossibility of collection becomes apparent, and informing the Ministry of Finance and Public Credit;

XIII.	Resolve to undertake the necessary processes for the matters submitted to its consideration, as well as those regarding its organization, operation, function and the duties of its members and the Secretary and Assistant Secretary;

XIV.	Approve guidelines that set forth the manner in which the information requests referred to in Article 14 of this decree will be made;

XV.	Take notice and, when applicable, authorize matters that due to their relevance or significance have been submitted for consideration by the entity’s President, at least three directors acting through the former, or the Director General, and

XVI.	The rest of the duties not subject to delegation as set forth in the Organic Statute of the corresponding subsidiary entity, as well as in other applicable laws and regulations.

ARTICLE FOURTEEN. The members of the Board of Directors of the relevant subsidiary entity, in the exercise of their duties, may request through the Director General of the corresponding subsidiary entity or the respective secretariat, in accordance with the rules issued by the Board, any information deemed necessary for decision-making in matters regarding the entity.

ARTICLE FIFTEEN. The subsidiary entities shall be supported in the exercise of their duties by the following committees:

I.	Strategy and Investment; and

II.	Acquisitions, Leasing, Works and Services.

In the event that additional committees are formed, the boards of directors of the subsidiary entities shall determine their integration and duties.

The committees of the subsidiary entities shall operate in accordance with best practices; and based on similar procedures and rules.

Unless expressly set forth in the Petróleos Mexicanos Law and its Regulations, the committees will provide support to the boards of directors and may not intervene in the operation of the administrative units of the subsidiary entities.

The committees may establish subcommittees whose purpose, integration and duties shall be determined by the corresponding committee in the rules of operation that they issue to such effect. For the optimum performance of the committees, the resolution of matters may be delegated to the subcommittees in the context, amounts and other circumstances that are determined in the rules of operation.

ARTICLE SIXTEEN. The Boards of Directors and the directors general of the subsidiary entities shall take the necessary steps to ensure internal compliance with the rules that are issued by Petróleos Mexicanos and avoid redundancy.

ARTICLE SEVENTEEN. The Director General of each subsidiary entity shall be appointed and removed by the Federal Executive, at the request of the Director General of Petróleos Mexicanos. The individual appointed should meet all of the requirements set forth in Article 21 of the Federal Law of Decentralized Public Entities.

ARTICLE EIGHTEEN. The Director General of each subsidiary entity shall have the following duties:

I.	Manage and represent the entity according to the law;

II.	Execute the objectives of the entity in a manner that is efficient, coherent and consistent with Petróleos Mexicanos and the other entities, in accordance with the strategic planning of the state petroleum industry and other respective programs;

III.	Submit initial drafts of the revenue and expenditure budgets to the Board of Directors of the subsidiary entity and assist the Director General of Petróleos Mexicanos in the preparation of the consolidated budget of Petróleos Mexicanos and its subsidiary entities;

IV.	Comply with the Collective Bargaining Agreement between Petróleos Mexicanos, its Subsidiary Entities and the Labor Regulations for Non-Union Workers of Petróleos Mexicanos and its Subsidiary Entities;

V.	Assist Petróleos Mexicanos in submitting the consolidated budgetary and financial information of the corresponding subsidiary entity for its integration in the federal Public Account;

VI.	Implement internal control mechanisms and systems in the subsidiary entity;

VII.	Formulate and submit the proposed annual operating and financing program for the authorization of the board of directors of the subsidiary entity;

VIII.	Establish methods that allow for the optimal utilization of the property and real estate of the entity, and dispose of them in accordance with the regulations issued by the Board of Directors of Petróleos Mexicanos and the Ley General de Bienes Nacionales (General Law of National Property);

IX.	Disclose, in conjunction with Petróleos Mexicanos and the policies established to such effect, material information and events that should be made public, pursuant to the terms of the applicable provisions;

X.	Assist in the implementation and management of the safety systems applicable to the subsidiary entity;

XI.	Establish quality control procedures for supplies and receiving programs so as to ensure continuity in manufacturing, distribution or provision of services;

XII.	Compile information and statistics that reflect the status of the activities of the entity;

XIII.	Establish the mechanisms and internal control systems necessary to achieve the proposed goals and objectives;

XIV.	Propose measures for technological development that ensure the quality of the entity’s products;

XV.	Execute the programs for hydrocarbon spillage prevention, environmental contingency, and the remediation of soil and water, as well as all other applicable programs related to ecological balance and environmental preservation;

XVI.	Ensure compliance with regulations regarding the standardization and industrial safety;

XVII.	Submit report detailing the actions and results of the subsidiary entity to the Board of Directors of the subsidiary entity during each ordinary meeting, as well as prepare all other reports to be integrated and presented to Petróleos Mexicanos in accordance with the Petróleos Mexicanos Law and its Regulations;

XVIII.	Execute the resolutions approved by the Board of Directors of the subsidiary entity, either directly or through the public officials of the subsidiary entity, within the scope of their respective duties and in accordance with the organic statutes;

XIX.	Ensure that the resolutions of the Board of Directors of Petróleos Mexicanos are executed in their terms by the subsidiary entity without the need of prior approval or notice of its governing body, except as set forth by applicable laws or regulations, and report their execution to the governing body of the relevant subsidiary entity;

XX.	Constitute and dissolve advisory commissions in accordance with regulations issued by Petróleos Mexicanos;

XXI.	Coordinate with Petróleos Mexicanos in the performance of general or specialized administrative services;

XXII.	Employ the broadest authority possible for acts related to ownership, administration, and litigation and collections, including those requiring special powers or authorization, in accordance with applicable regulations; issue credit instruments, transact, file criminal complaints, grant pardons, file and desist from judicial actions, including constitutional writs, agree to alternative dispute resolution mechanisms, as well as grant and revoke general and special powers;

XXIII.	Assign and delegate duties and responsibilities, except for those not subject to delegation;

XXIV.	Issue the organizational and procedural manuals necessary for the proper performance of the administrative units that make up each subsidiary entity; and

XXV.	All other duties necessary to achieve the foregoing; those set forth in the organic statutes of the subsidiary entities, as well as those granted by other applicable laws and regulations.

The powers set forth in Sections III, V, XVII, XX and XXI of this Article, are not subject to delegation.

ARTICLE NINETEEN. In the exercise of its duties and activities, the Director General of each subsidiary entity shall be assisted by the units and public officials determined in the corresponding Organic Statute.

ARTICLE TWENTY. The administration, programming, budgeting, accounting and financing of the subsidiary entities shall be undertaken by the administrative units as determined by the organic statutes of such entities, which shall be functionally subject to Petróleos Mexicanos.

ARTICLE TWENTY-ONE. In accordance with the internal, technical and administrative regulations issued by Petróleos Mexicanos and mandatory for the subsidiary entities, the latter shall accomplish the following:

I.	Undertake the actions that are necessary for carrying out the objectives, operational goals, results and performance indicators as set forth in the Business Plan of Petróleos Mexicanos and subsidiary entities;

II.	Provide information on the results and proposing measures for improvement;

III.	Design and implement accountability and performance evaluation mechanisms, independent of those of the Board of Directors of Petróleos Mexicanos and others; and

IV.	Disclose to the Director General of Petróleos Mexicanos any differences of opinion between subsidiary entities or their units for their resolution.

ARTICLE TWENTY-TWO. The directors general of the subsidiary entities shall record in a registry when any general or special powers are granted to persons outside the entity and shall also report such actions to the corresponding Board of Directors at the next board meeting. The foregoing is required notwithstanding the filings related to the Registro Público de Organismos Descentralizados (Decentralized Public Entities Registry), in accordance with the Federal Law of Decentralized Public Entities.

Chapter III

Oversight of the subsidiary entities

ARTICLE TWENTY-THREE. The internal and external oversight of the subsidiary entities shall be undertaken by:

I.	The public commissioners;

II.	The Internal Control Body; and

III.	The External Auditor.

ARTICLE TWENTY-FOUR. The subsidiary entities shall have an Oversight Body constituted of a Proprietary Public Commissioner and an Alternate, appointed by the Ministry of Public Function, who shall attend and be permitted to speak but note vote at the ordinary and extraordinary meetings of the boards of directors, and shall have the duties conferred to them by the Federal Law of Decentralized Public Entities, its Regulations and all other applicable regulations.

The public commissioners, in the exercise of their duties, shall observe the guidelines of internal control and performance evaluation issued by the Board of Directors of Petróleos Mexicanos, within the scope of their authority.

ARTICLE TWENTY-FIVE. Each subsidiary entity shall have an Internal Control Body which will be led by a Head appointed by the Federal Executive through the Ministry of Public Function, in accordance with Article 35 of the Petróleos Mexicanos Law, and Article 37, Section XII, of the Federal Public Administration Organic Law, who in the exercise of their duties shall be assisted by the heads of the audit, complaint and responsibilities committees, appointed in accordance with the latter law.

The aforementioned public officials shall, within the scope of their respective authority, exercise the powers set forth in the Federal Public Administration Organic Law, the Federal Law of Decentralized Public Entities, the Ley Federal de Procedimiento Administrativo (Federal Law of Administrative Responsibilities of Public Officials), the Petróleos Mexicanos Law, the Internal Regulations of the Ministry of Public Function and all other applicable laws and regulations.

The absence of the Head of the Internal Control Body of each subsidiary entity, just as the absence of the Head of the audit, complaint and responsibility departments, will be substituted in accordance with the Internal Regulations of the Ministry of Public Function.

ARTICLE TWENTY-SIX. The public commissioners and the internal control body of each subsidiary entity shall, within the scope of their respective authority, coordinate with the Audit and Performance Evaluation Committee of Petróleos Mexicanos and provide it with the information required for the exercise of its duties, in accordance with applicable regulations.

Chapter IV

Final provisions

ARTICLE TWENTY-SEVEN. The labor relations of the subsidiary entities with their workers shall be governed by Article 123, Part A, of the Political Constitution of the United Mexican States, the Ley Federal del Trabajo (Federal Labor Law), as well as the current collective bargaining agreement and the Labor Regulations for Non-Union Workers of Petróleos Mexicanos and Subsidiary Entities.

ARTICLE TWENTY-EIGHT. This decree is subject to the interpretation of the Ministry of Energy, the Ministry of Finance and Public Credit, and the Ministry of Public Function, within the scope of their respective authority.

TRANSITORY PROVISIONS

FIRST. This decree shall become effective on the day following its publication in the Official Gazette of the Federation.

SECOND. All provisions that are contrary to this decree are hereby repealed.

THIRD. The designations or appointments of the members of the boards of directors and the directors general of the subsidiary entities that are reorganized under this Decree, and that were made prior the effective date of this decree, shall continue in full force and effect.

The appointments of the professional directors of the subsidiary entities shall cease to be effective on June 4, 2016.

For one time only, the term of the professional directors whose appointments are made after the period set forth in the preceding paragraph has expired, shall be five years for one of the two directors and, in the case that three or more directors are appointed, the term for each additional director shall be one year less, in progression.

FOURTH. The boards of directors of the subsidiary entities and the installed committees shall continue functioning in accordance with the provisions of this Decree.

FIFTH. Within one hundred and eighty calendar days following the effective date of this Decree, the directors general shall submit the organic statutes of the subsidiary entities for approval to the respective boards of directors.

The organic statutes of the subsidiary entities shall be issued no later than the last business day of March 2013.

SIXTH. Until the organic statutes of the subsidiary entities have been issued, the Fourth Transitory Provision and Sections V, VI, VII, VIII and XIII of the Regulations of the Law of Petróleos Mexicanos shall continue to apply.

SEVENTH. The contracts, agreements and, in general, legal acts entered into by the subsidiary entities shall be honored in accordance with law.

EIGHTH. The labor rights of the workers of the subsidiary entities shall be honored in accordance with law.

NINTH. The implementation of this Decree shall not require additional resources from the budgets of the subsidiary entities Pemex-Exploración y Producción, Pemex-Refinación, Pemex-Gas y Petroquímica Básica and Pemex-Petroquímica, and therefore the standard program budget of these entities shall not be increased.

Executed in the residence of the Federal Executive Branch, in Mexico City, Federal District, on the twentieth of March of the year two thousand and twelve. Felipe de Jesús Calderón Hinojosa- Signature- The Secretary of Finance and Public Credit, José Antonio Meade Kuribreña- Signature-The Secretary of Energy, Jordy Hernán Herrera Flores- Signature- The Secretary of Public Function, Rafael Morgan Ríos- Signature.